DECHERT PRICE & RHOADS
                              1500 K STREET, N.W.
                          WASHINGTON, D.C. 20005-1208

                           TELEPHONE: (202) 626-3300
                              FAX: (202) 626-3334


                                October 24, 1997

Patricia P. Williams
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D. C. 20549

                  Re:      ProFunds (File No. 333-28339)
                           Request for Withdrawal of Pre-Effective Amendment

Dear Ms. Williams:

     On behalf of ProFunds (the "Fund"), and pursuant to Rule 477 under the Securities Act of 1933, we hereby request that Pre-Effective Amendment No. 2 to the Registration Statement for the Fund be withdrawn. Pre-Effective Amendment No. 2 was filed on October 20, 1997 (Accession No. 0000950152-97-007294), and the amendment as filed on the EDGAR filing system contained a signature page bearing conformed signatures on behalf of the Cash Management Portfolio (a "hub" fund in which a "spoke" series of the Fund invests) and its trustees and officers that differs from the signature page as manually executed on behalf of the Cash Management Portfolio and its trustees and officers.

     We respectfully request withdrawal of Pre-Effective Amendment No. 2, as it was improperly filed. We submit that this request is consistent with the public interest and the protection of investors, and request that the Securities and Exchange Commission consent to the request.

     Thank you for your consideration of this matter. Please call me at (202) 626-3386 if you have any questions or comments, or if we may assist you in any way.

                                   Sincerely,


                                   /s/Keith T. Robinson